Mail Stop 4720

February 16, 2010

David R. Seaton
Acting Chief Executive Officer and Chief Financial Officer
Marshall Edwards, Inc.
140 Wicks Road
North Ryde, New South Wales 2113
Australia

> **Re:** **Marshall Edwards, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 9, 2010**
> **File No. 000-50484**

Dear Mr. Seaton:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1, page 7

Effects of the Reverse Stock Split, page 8

1. We note that the proposed amendments to your Restated Certificate of Incorporation will not affect the number of authorized shares of Common Stock or preferred stock. Because the proposed amendments will reduce the number of issued and outstanding shares, those amendments will result in an increase in number of authorized, but unissued, shares. Please revise your disclosure to discuss any plans to issue newly authorized shares as a result of the reverse stock split. If you have no such plans, please disclose that fact in your revised disclosure.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David R. Seaton
Marshall Edwards, Inc.
February 16, 2010
Page 3

       Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

                                               Sincerely,

                                             Jeffrey P. Riedler
                                             Assistant Director